
February 1, 2023

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1
Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed April 30, 2021**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38806**

Dear Dinggui Yan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance